SEC 18001136

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36625

SEC Mail Processing Section
FEB 14 2018
Washington DC
406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Bank Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 Dutchmans Lane, Suite 305
(No. and Street)

Louisville	Kentucky	40205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher L. Hargrove 502-479-5218
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCM CPAs & Advisors LLP
(Name – *if individual, state last, first, middle name*)

2000 Meidinger Tower 462 South 4th Street	Louisville	Kentucky	40202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw DM RNS

OATH OR AFFIRMATION

I, Christopher L. Hargrove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Bank Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Subscribed and sworn to before me, in my presence, this 8th day of February, 2018.

[signature]
Signature

President & CEO
Title

Donna L Kempf
Notary Public Notary Expires: 10-10-20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Bank Services, Incorporated

SEC Registered
Broker/Dealer
Member FINRA

The 1000 Building
6200 Dutchman's Lane, Suite 305
Louisville, Kentucky 40205

502 451-6633
502 451-6755 (FAX)
800-523-4778

InvestmentBankServices

February 8, 2018

SEC
Mail Processing
Section
FEB 14 2018
Washington DC
406

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom it May Concern:

Enclosed please find two copies of the annual audited financial statements of Investment Bank Services, Inc. (broker/dealer #18490), along with the Form X-17A-5, Part III facing page and Independent Accountant's Report on Applying Agreed-Upon Procedures Related to SIPC Assessment. Please advise if additional information is required.

Thank you for your assistance with this matter.

Sincerely,

Christopher L. Hargrove
President

CLH/jlt

Enclosure

Investment Bank Services, Inc.
(a Wholly-owned Subsidiary of
Professional Bank Services, Inc.)

Financial Statements

Years Ended December 31, 2017 and 2016

Investment Bank Services, Inc.

Table of Contents
Years Ended December 31, 2017 and 2016

CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Investment Bank Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Investment Bank Services, Inc. (a Kentucky corporation and wholly-owned subsidiary of Professional Bank Services, Inc.) (the "Company") as of December 31, 2017 and 2016, the related statements of income, stockholder's equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Investment Bank Services, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Investment Bank Services, Inc.'s management. Our responsibility is to express an opinion on Investment Bank Services, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Investment Bank Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report of Independent Registered Public Accounting Firm (Continued)

Supplemental Information

The supplementary information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audits of Investment Bank Services, Inc.'s financial statements. The supplemental information is the responsibility of Investment Bank Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Investment Bank Services, Inc.'s auditor since 1991.

MCM CPAs & Advisors LLP

Louisville, Kentucky
February 6, 2018

Investment Bank Services, Inc.
Statements of Financial Condition
December 31, 2017 and 2016

	2017	2016
Assets		
Cash and cash equivalents	$ 44,619	$ 35,574
Prepaid expenses	337	338
Total Assets	$ 44,956	$ 35,912
Liabilities and Stockholder's Equity		
Current Liabilities		
Accounts payable, related party	$ 1,545	$ 1,583
Total Current Liabilities	1,545	1,583
Commitments and Contingencies		
Stockholder's Equity		
Common stock, $.01 par value, 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	55,999	55,999
Accumulated deficit	(12,589)	(21,671)
	43,411	34,329
Total Liabilities and Stockholder's Equity	$ 44,956	$ 35,912

See accompanying notes.

Investment Bank Services, Inc.
Statements of Income
Years Ended December 31, 2017 and 2016

	2017	2016
Revenues	$ 4,103,719	$ 2,639,189
Expenses		
Consultant fees to related party	4,045,158	272,825
Consultant fees	-	2,321,733
Overhead expenses to related party	18,578	18,996
Accounting fees	11,000	10,600
Filing fees	18,439	11,504
Insurance	450	450
Taxes and licenses	1,200	1,200
Miscellaneous	130	155
	4,094,955	2,637,463
Income from Operations	8,764	1,726
Interest Income	318	331
Net Income	$ 9,082	$ 2,057

See accompanying notes.

Investment Bank Services, Inc.
Statements of Stockholder's Equity
Years Ended December 31, 2017 and 2016

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2015	100	$ 1	$ 55,999	$ (23,728)	$ 32,272
Net income	-	-	-	2,057	2,057
Balance at December 31, 2016	100	1	55,999	(21,671)	34,329
Net income	-	-	-	9,082	9,082
Balance at December 31, 2017	100	$ 1	$ 55,999	$ (12,589)	$ 43,411

See accompanying notes.

Investment Bank Services, Inc.
Statements of Cash Flows
Years Ended December 31, 2017 and 2016

		2017		2016
Cash Flows from Operating Activities				
Net Income	$	9,082	$	2,057
Adjustments to reconcile net income to net cash provided by operating activities:				
Changes in:				
Prepaid expenses		1		-
Accounts payable, related party		(38)		-
Net Cash Provided by Operating Activities		9,045		2,057
Increase in Cash and Cash Equivalents		9,045		2,057
Cash and Cash Equivalents at the Beginning of the Year		35,574		33,517
Cash and Cash Equivalents at the End of the Year	$	44,619	$	35,574

See accompanying notes.

Note A - Nature of Organization and Operations

Investment Bank Services, Inc. (the "Company"), a Kentucky S-corporation located in Louisville, Kentucky, is a wholly-owned subsidiary of Professional Bank Services, Inc. d/b/a ProBank Austin (the "Parent Company") upon merger of Austin Associates in January 2017. The Company is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority. The Company is primarily engaged in providing advice regarding the purchase and sale of financial institutions to investors, assisting thrift institutions in converting from a mutual to a stock form of ownership, and assisting financial institutions in raising new capital for multiple purposes. The financial statements include only the activity of the Company.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

2. Recent Accounting Pronouncements: On May 28, 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts with customers. This standard will be effective for the calendar year ending December 31, 2018. The Company is currently in the process of evaluating the impact of the adoption of this ASU on the financial statements.

3. Accounting Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

4. Subsequent Events: Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

5. Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

6. Revenue and Cost Recognition: Revenue associated with the sale or conversion of financial institutions is recognized as services are performed and earned per the customer contract. The contract generally requires an upfront non-refundable retainer, a payment when the definitive agreement is signed and the balance due upon closing. The Company contracts with consultants to perform the service per the customer contract and payments to the consultant occur when payments are received from the customer. Expenses associated with service activities, such as consultant fees (see Notes C and F), are recognized concurrently with the revenues.

   Revenue from consulting is generally recognized when the related service has been performed by the Company.

Note B - Summary of Significant Accounting Policies (Continued)

7. Income Taxes: The Company's parent, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability or benefit for income taxes has been included in the accompanying financial statements.

   The Company recognizes uncertain income tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2014 – 2016 federal tax years remain open and subject to examination.

Note C - Related Party Transactions

The Company and the Parent Company engage in various related party transactions in the normal course of business. Many of the customers of the Company are also customers of the Parent Company. The distinction lies in the nature of the services provided by the Company and the Parent Company. The Parent Company generally provides on-going consulting and professional services to these customers, while the Company is involved primarily in negotiating merger and acquisition agreements, providing advice regarding the purchase or sale of financial institutions, and raising new capital.

The Company has no employees of its own, but often contracts with the Parent Company under a consultant arrangement to provide the resources to staff its engagement needs. The consulting fees are judgmentally established by the Parent Company and may exceed related revenues. Consultant fee expense to the Parent Company under this arrangement was $4,045,158 and $272,825 during the years ended December 31, 2017 and 2016, respectively.

In February 2015, the Company entered into a management services agreement (renewable annually) with the Parent Company to provide general administrative related services to the Company. In February of each year, the Parent Company will determine the cost of providing services to the Company based on the total number of registered representatives in relation to the total number of employees of the Parent Company consulting division, the amount of time spent by the registered representatives on Company related projects and the expenses of the Parent Company consulting division. Expenses to be reimbursed to the Parent Company include rent, printing, postage and freight, entertainment, database research, IT and electronic communications and total indirect expenses. The monthly expense reimbursement was $1,545 and $1,583 during 2017 and 2016, respectively and totaled $18,578 and $18,996 for the years ended December 31, 2017 and 2016, respectively.

Note D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum "net capital," as defined by the rule. At December 31, 2017 and 2016, the Company has net capital, as defined, of $43,073 and $33,991, respectively, which is in excess of the minimum requirement for the Company of $5,000.

Note E - Concentrations of Risk

One engagement (different customers) represented 70% and 65% of total revenues for the years ended December 31, 2017 and 2016, respectively.

Additionally, the Company is dependent on the Parent Company for administrative support and staffing for engagements. The Company was also dependent on a consultant for providing services for the year ended December 31, 2016, as described in Note F.

Note F - Consulting Agreement

The Company had an agreement in 2016 with an unrelated party, Austin Associates, to provide services to the Company in connection with financial institution transactions. The agreement was cancellable with thirty days written notice, and specified payments were due upon collection of fees by the Company. Consultant fee expenses under this agreement were $2,321,733 during the year ended December 31, 2016.

On January 12, 2017, Austin Associates merged with the Parent Company and the agreement was terminated.

The Company also earned a fee for certain services provided by the consultant for the year ended December 31, 2016. These fees were included in revenue and were $23,005 for the year ended December 31, 2016.

Supplementary Information

Investment Bank Services, Inc.
Schedule 1 - Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Years Ended December 31, 2017 and 2016

		2017		2016
Net Capital				
Total Stockholder's Equity	$	43,411	$	34,329
Non-Allowable Assets				
Prepaid expenses		(337)		(338)
Net Capital	$	43,074	$	33,991

There are no differences between net capital as reported above for the years ended December 31, 2017 and 2016, and those amounts included on the Company's computation included in Part IIA of Form X-17A-5, as of December 31, 2017 and 2016.

The Company claimed an exemption from Rule 15c3-3 under Section (k)(2)(i) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, or Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3.

See independent auditor's report.

CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm - Exemption Report Review

To the Board of Directors
Investment Bank Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Investment Bank Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: 17 C.F.R. §15c3-3(k)(2)(i) ("exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Bank Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MCM CPAs & Advisors LLP

Louisville, Kentucky
February 6, 2018

Kentucky
Indiana
Ohio

MCM CPAs & Advisors LLP
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal - An Association of Independent Accounting Firms

Investment Bank Services, Inc. Exemption Report

Investment Bank Services, Inc.
6200 Dutchman's Lane
Suite 305
Louisville, Kentucky 40205

SEC File No.:8-36625
CRD No.:18490

Fiscal Year Ended December 31, 2017

In accordance with Rule 17a-5(d)(4), we confirm, to the best of our knowledge and belief, that:

1. We are exempt from §240.15c3-3 under the provisions of §240.15c3-3(k)(2)(i);

2. We met the exemption provisions in §240.15c3-3(k)(2)(i) throughout the period from January 1, 2017 through December 31, 2017, without exception.

Christopher L. Hargrove
President

MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors of
Investment Bank Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Investment Bank Services, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Investment Bank Services, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Investment Bank Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Investment Bank Services, Inc.'s management is responsible for Investment Bank Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed was not applicable.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures (Continued)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MCM CPAs & Advisors LLP

Louisville, Kentucky
February 6, 2018